August 26, 2020




Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299


Re:    CPG Cooper Square International Equity, LLC
       File Nos. 333-239925 and 811-23590

Dear Mr. Green:

        On July 17, 2020, you filed a registration statement on Form N-2 in connection with the registration of Class A and Class I units of limited liability company interests ("Units") of CPG
Cooper Square International Equity, LLC (the    Fund   ). On July 28, 2020, you
filed a pre-
effective amendment to the registration statement. We have reviewed the pre-effective amendment, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the pre-effective amendment. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the pre-effective amendment.

PROSPECTUS

Cover Page

1. The second paragraph of this page states that the Fund seeks to achieve its investment
objective by investing primarily in equity securities of    non-U.S.-domiciled
issuers.    Please also
disclose in this paragraph, as well as in the    Investment Program    section
on page 1 of the
prospectus and throughout the prospectus that, as disclosed in the fourth bullet point on page 14,
the Fund   s investments in non-U.S.-domiciled issuers include emerging market issuers.

2.      Please explain to us how an issuer being domiciled in a non-U.S.
country    economically
ties    the issuer to that country. See Investment Company Names, Investment
Company Act
Release No. 24828, at n. 42 (Jan. 17, 2001).
 Brad A. Green, Esq.
August 26, 2020
Page 2


3.      Please disclose in this section the Fund   s market capitalization
policy with regard to its
equity securities.

Inside Cover Page (Page ii)

4.     This page provides four bullet points regarding the Fund   s illiquidity
and distributions.
Please ensure that these bullet points appear on the outside front cover page of the prospectus.

Prospectus Summary     Investment Program (Page 1)

5.      The first paragraph of this section states that the Fund   s
investments may include
convertible securities. If the Fund   s convertible securities will include
contingent convertible
bonds, please disclose in this section, and provide appropriate risk disclosure in the discussions
of the Fund   s risks.

Prospectus Summary     The Offering (Page 2)

6. The third paragraph of this section states that the Adviser may, in its discretion, waive the
Fund   s $50,000 minimum initial investment requirement (but not below
$25,000). Please
explain to us the circumstances under which the Adviser may choose to reduce the minimum initial investment requirement.

Prospectus Summary     Tax Distribution Policy (Page 3)

7. Please explain to us whether the Fund will make return of capital distributions. If so, please disclose that fact in this section and in the section titled Distributions to U.S. Investors on page 53 of the prospectus, and state that a return of capital is a return to investors of a portion of their original investment in the fund, and does not represent income or capital gains. Also, please briefly explain the tax implications for investors of return of capital distributions.

Prospectus Summary     Incentive Fee (Page 7)

8.      The Fund   s Incentive Fee will be calculated based on each class,
which will result in
different Incentive Fee amounts for each class. In addition, the Incentive Fee will be calculated based on net profits, which appears to include both realized and unrealized capital gains. Please
explain to us how the Fund   s Incentive Fee is consistent with its exemptive
order, Rule 205-3(a)
under the Investment Advisers Act of 1940 (the    Investment Advisers Act   ),
and Rule 18f-3
under the Investment Company Act of 1940 (the    Investment Company Act   ).

9. The fifth paragraph of the Incentive Fee risk section on page 35 of the prospectus states
that Units    may be subject to having their net asset value reduced by the
Incentive Fee, even
though the net asset value per Unit is below the net asset value at which such Units were issued.
Please add disclosure to this section, and revise the disclosure on page 35 of the prospectus, to
 Brad A. Green, Esq.
August 26, 2020
Page 3


state in plain English that Investors may pay an Incentive Fee on their investment, even though the value of their investment has declined.

Prospectus Summary     Expense Limitation and Reimbursement Agreement (Page 10)

10. Please revise this section, as well as footnote (8) to the fee table, to clarify that the Fund may only make repayments to the Adviser if such repayment does not cause the
Fund   s expense
ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at
the time such amounts were waived; and (2) the Fund   s current expense cap.

Prospectus Summary     Valuation (Page 11)

11. This section states that the Board of Directors has assigned to the Adviser general
responsibility for determining the    fair value    of securities for which
readily available    market
quotations are not available. Here and elsewhere in the registration statement, please make clear
that the valuation of the Fund   s assets is the ultimate responsibility of the
Board of Directors.

Prospectus Summary     Risks     Investment Program Risks (Page 14)

12. The seventh bullet point in this section states that the Fund may focus on a particular country or geographic region. Please explain to us whether the Fund expects to focus on a particular country or geographic region and, if so, please disclose the specific country or geographic region, and provide corresponding risks.

13. The eleventh bullet point in this section states that the Fund may use derivatives. Please
disclose the Fund   s investment strategy for its derivative investments in the
   Investment
Program    section on page 1 of the prospectus.

14.    Please provide a risk for IPOs in this section.

Summary of Fund Expenses (Page 17)

15. Since the fee table does not include a line item for interest expense, please confirm to us that the Fund does not intend to borrow during its first 12 months of operations. Alternatively, please add a line item to the fee table for interest expense.

Investment Program     Investment Strategy     Bonds and Other Fixed-Income
Securities
(Page 21)

16. This section states that the Sub-Adviser may invest a portion of the Fund's assets in bonds and other fixed-income securities. Please provide a maturity policy and a credit quality policy
for the Fund   s bonds and other fixed-income securities. If the Fund will invest in below-
investment grade securities, please add the term    junk bonds    to this
description, and provide a
corresponding risk.
 Brad A. Green, Esq.
August 26, 2020
Page 4


Types of Investments and Related Risk Factors     General Risks     Sector Risk
(Page 25)

17. This section states that the Fund's investments may focus on a particular sector. Please explain to us whether the Fund expects to focus on a particular sector and, if so, please disclose the specific sector and provide corresponding risks.

Types of Investments and Related Risk Factors     Investment Strategy-Related
Risks
Cash, Cash Equivalents, Investment Grade Bonds, Money Market Instruments (Page
34)

18.     This section states that the Fund    may invest some or all of its
assets in high quality
fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Sub-Adviser deems appropriate under the circumstances, including in response to adverse market, economic or political conditions or for
temporary defensive purposes.    Since the Fund may only temporarily deviate
from its policy to
invest at least 80% of its assets in equity securities when significant adverse market, economic, political or other circumstances require immediate action to avoid losses, please revise this section accordingly. Also, please disclose the effect of taking a temporary defensive position
(e.g., the Fund may not achieve its investment objective).

Types of Investments and Related Risk Factors     Other Risks     Possible
Exclusion of
Investors Based on Certain Detrimental Effects (Page 35)

19. This section states that the Fund may repurchase Units held by an Investor for eight
enumerated reasons, including if    the Board determines that it would be in
the best interests of
the Fund.    Please explain to us how the Fund   s ability to repurchase
outstanding Units if    the
Board determines that it would be in the best interests of the Fund    is
consistent with Rule 23c-2
under the Investment Company Act, which requires that a fund redeem shares in a manner as
will not discriminate unfairly against any holder of the securities of such class or series.

Use of Proceeds (Page 38)

20. This section states that the Fund invests the net proceeds from the sale of Units in accordance with the Fund's investment objective and policies and principal
strategy    as soon as
practicable after each Closing Date.    Please disclose how long it will take
the Fund to invest all
or substantially all the proceeds from the offering in accordance with its investment objective. If the Fund expects the investment period to exceed three months, please disclose the reasons for the expected delay. See Item 7.2 of Form N-2.

APPENDIX C

Page C-1

21.   The title of this section states    Performance Information     Cooper
Square International
Long/Short Strategy Composite Annual Returns.    In order to avoid confusion
with the Fund   s
 Brad A. Green, Esq.
August 26, 2020
Page 5


performance, please revise this heading to "Prior Performance of Similar Accounts Managed by the Adviser" or a comparable heading. Similarly, throughout Appendix C, please refer to the
   Cooper Square International Long/Short Strategy Composite    as the
Strategy Composite    or a
like term.

Composite Performance Information (Page C-2)

22. Please clearly state in this section that the Composite performance is not the performance of the Fund.

23. The third paragraph of this section states that the table on page C-3 sets forth monthly
performance information of    Other Accounts    managed by SEG that have
investment objectives,
policies and strategies that are substantially similar to the Fund. Please disclose whether "Other
Accounts" are private accounts or investment companies. Also, please revise this paragraph to state that the Composite represents the performance of all accounts managed by SEG with investment objectives, policies and strategies that are substantially similar to the Fund.

24. The fourth sentence in the third paragraph of this section also states that the returns
shown for the Other Accounts    reflect a model management fee of 1% of net
asset value, a
model Incentive Fee of 20% of net profits (subject to a high water mark) and the actual expenses
incurred by the Other Accounts.    (Emphasis added). Please revise this
sentence to state that the
returns reflect    all actual expenses (including incentive fees) incurred by the Other Accounts.
If model incentive fees were used, disclose that the model incentive fees are higher than the actual incentive fees incurred by the Other Accounts.

25. Please disclose that the performance was calculated using a method that differs from the standardized SEC method.

26. Please provide a supplemental representation stating that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

27. In the table at the top of page C-4, please add a parenthetical under Since Inception
with the date of the Composite   s inception.

28. The charts that were to appear on pages C-5 and C-6 of Appendix C are missing on the
EDGAR filing. With your response letter, please provide completed performance data for the
Composite, including these missing charts.
 Brad A. Green, Esq.
August 26, 2020
Page 6


STATEMENT OF ADDITIONAL INFORMATION

Directors and Officers (Page 8)

29. We note that much of the information required by this section has been left blank. Please
ensure that the Fund   s pre-effective amendment provides all of the
information required by Item
18 of Form N-2 for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund. See Item
18.17 of Form N-2.

PART C

Signatures

30. Please ensure that the pre-effective amendment to the registration statement includes the
signatures of the Fund   s principal financial officer and the majority of its
Board of Directors.
See Section 6 of the Securities Act of 1933 (the    Securities Act   ).

GENERAL COMMENTS

31. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

32.    Please advise us whether you have presented or will present any    test
the waters
materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

33. We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

34. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

35. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
 Brad A. Green, Esq.
August 26, 2020
Page 7


36. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

                                      *******

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.




Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel




cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief